

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2023

Sri Vanamali
Chief Executive Officer
GEX Management, Inc.
662 W. Camp Wisdom Road
Dallas, Texas 75237

> **Re: GEX Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed April 15, 2021**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed August 1, 2022**
> **File No. 001-38288**

Dear Sri Vanamali:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services